Graubard Miller

The Chrysler Building

405 Lexington Avenue

New York, N.Y. 10174-1101

(212) 818-8800

Facsimile	direct dial number

(212) 818-8881	(212) 818-8638
email address
jgallant@graubard.com

April 11, 2018

John Reynolds

Assistant Director

Office of Beverages, Apparel, and Mining

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bendon Group Holdings Limited
Registration Statement on Form F-4
Filed March 20, 2018
File No. 333-223786

Dear Mr. Reynolds:

On behalf of Bendon Group Holdings Limited (“Company”), we respond as follows to the Staff’s comment letter, dated April 4, 2018, relating to the above-captioned Registration Statement on Form F-4 (“Registration Statement”). Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Business of Bendon, Page 151

1.	We note that you are continually exploring the use of new technologies, such as blockchain technology. Please clarify how you intend to use blockchain trading platforms to provide low cost trade finance.

We wish to advise the Staff that the Company has not yet taken any steps to determine the feasibility of using blockchain technology in its business. The above-referenced disclosure was simply meant to indicate that the Company will explore new technologies as they arise and that blockchain technology was just one example of the types of new technologies it will look to evaluate in the future. We have clarified the disclosure on pages 8 and 151 of the Registration Statement to reflect the foregoing.

Securities and Exchange Commission

April 11, 2018

Certain Relationships and Related Person Transactions, page 180

2.	Please provide the related party transaction disclosure for the period since the beginning of the company’s preceding three financial years up to the date of the filing. See Item 7.B of Form 20-F and Instruction to Item 404 of Regulation S-K.

We have revised the disclosure on pages 180 to 182 of the Registration Statement, as requested.

* * * * * * * * * *

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Mr. Justin Davis-Rice